Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of China Greenstar Corporation (the “Company”) on Form S-1 of our report dated April 15, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of China Greenstar Corporation as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and for the period from October 25, 2013 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk llp
Marcum Bernstein & Pinchuk llp
New York, New York
June 26, 2015